UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Bradesco	Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001- 12

Notice to Stockholders

The Management Bodies of Banco Bradesco S.A., in the meetings held today, resolved to:

I. Board of Directors

1. Invite the stockholders of this Company to gather at the Special Stockholders’ Meeting, to be held on January 4th, 2008, at 5:00 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in which the Board of Directors will present the proposals for the resolution of the stockholders, emphasizing:

• Increase of the Capital Stock with Subscription of New Stocks

The increase of the Capital Stock in the amount of R$1,200,000,000.00, raising it from R$19,000,000,000.00 to R$20,200,000,000.00, by means of issuance of 27,906,977 non-par, book-entry, registered new stocks, 13,953,489 of which are common stocks and 13,953,488 are preferred stocks, at the price of R$43.00 per stock, for private subscription by the stockholders in the period from January 22nd, 2008 to February 22nd, 2008, in the proportion of 1.382441029 % on the stockholding position held by each one on the date of the Meeting (1.4.2008), with payment in cash of 100% of the amount of the subscribed stocks on March 17th, 2008.

The increase of the Capital Stock aims at continuing and strengthening the investments in the extension and modernization of our facilities, mainly regarding information technology, maintaining the Bank’s structure at levels that are adequate to an efficient service rendering and process optimization, and reinforcing the Bank’s capitalization vis-à-vis the growth expectation of the credit operations volume for the next years.

The exercise of the subscription right of the stocks to be issued will not result in any disbursement of new resources by the stockholders enrolled in the Company’s registration on 12.28.2007, as the payment can be done by using the credits related to the Complementary Interest on Own Capital and Dividends to be paid on the same date of the payment of the subscribed stocks, in accordance with the provisions in Item II.

2. Proposal to be submitted to the Company’s stockholders in the Special Stockholders’ Meeting ralated to the approval of the aforementioned capital increase, as follows:

• Increase of the Capital Stock with Bonus Stock

To increase the Capital Stock by the amount of R$2,800,000,000.00, raising it from R$20,200,000,000.00 to R$23,000,000,000.00, by means of the capitalization of part of the balance in the “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, on a free basis, as bonus stock, 1(one) new stock for each 2 (two) stocks of the same type.

Simultaneously to the operation in the Brazilian Market, and in the same proportion, the bonus stock will benefit the DRs - Depositary Receipts holders in the U.S.

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..2.

(NYSE) and European (Latibex) Markets, as investors will receive 1 (one) new DR for 2 (two) DRs, which will continue to be traded at the ratio of 1 (one) stock for 1 (one) DR, in the respective markets.

The record date of right to bonus, whose Proposal will be discussed in the Special Stockholders’ Meeting which resolves the approval of the capital stock increase mentioned in Item 1, will be informed to the market by the Company after the approval by the Central Bank of Brazil of the respective process.

The operation aims at adjusting the market quotation value to a more attractive level for trading, providing an improved liquidity to the stocks, not implying an increase in the distribution of monthly dividends and/or interest on own capital.

Thus, the monthly interest on own capital to be declared after including the bonus stock in stockholders’ positions will have its value adjusted, so that the stockholders will continue receiving an equal amount of Interests.

The unit price to be attributed to the bonus stock, pursuant to the provisions in the Paragraph One of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service 25, as of 3.6.2001, will be informed on the day of the Meeting, in which the respective event will be resolved.

Bonus and Subscription Stocks Rights – Entitled to Monthly, and possibly Complementary, Dividends and/or Interest on Own Capital to be declared as from the date of the approval of the respective processes by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to the other stocks as from the aforementioned date.

II. Board of Executive Officers

• Payment of Complementary Interest on Own Capital and Dividends, in the total amount of R$1,988.1 million.

To propose to the Board of Directors, which will resolve in a meeting to be held on 12.28.2007, the following payments to the Company’s stockholders, to be made on 3.17.2008, making it also possible for the stockholders to subscribe the increase of the capital stock proposed on Item “I”, with no disbursement of new resources:

1. Complementary Interest on Own Capital, in the total amount of R$1,138.1 million, of which R$0.536962584 per common stock and R$0.590658842 per preferred stock, whose payment will be made by the net amount of R$0.456418196 per common stock and R$0.502060016 per preferred stock, after deduction of the fifteen percent (15%) Withholding Income Tax, except for legal entity stockholders that are exempted from the referred taxation and will receive for the declared amount;

2. Dividends, in the total amount of R$ 850 million, of which R$0.401017613 per common stock and R$0.441119374 per preferred stock, whose payment will be made by the declared amount, with no Withholding Income Tax charge, pursuant to Article 10 of Law # 9,249/95.

The Complementary Interest on Own Capital and Dividends approved jointly represent approximately 52 times the monthly Interest paid and will benefit stockholders enrolled in the Bank’s registrations on December 28th, 2007.

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..3.

Below, the preliminary demonstrative table of Interest on Own Capital and Dividends of 2007:

In R$
Monthly Interest paid	409,268,477.03
Intermediary Dividends of the 1st half paid	321,978,170.28
Subtotal – Paid Value	731,246,647.31
Monthly Interest to be paid, relating to December 2007	38,199,439.11
Complementary Interest (*)	1,138,150,000.00
Dividends (*)	850,000,000.00
Total	2,757,596,086.42
(*) payment on March 17th , 2008

Per stock in R$
Type	Total Monthly Interest	Intermediary Dividens of the 1st half	Complementary Interest	Dividends	Total
Common stock	0.213037500	0.153223130	0.536962584	0.401017613	1.304240827
Preferred stock	0.234341250	0.168545440	0.590658842	0.441119374	1.434664906

The Complementary Interest on Own Capital and Dividends relating to the stocks held on custody in the CBLC – Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depository Corporation) will be paid to the referred Corporation, which will transfer them to the stockholders by means of the Custody Agents.

The amounts in the demonstrative table above will be computed, net of Withholding Income Tax, in the calculation of the mandatory Dividends set forth in the Bylaws.

The Company may, based on the result to be determined at the endo of the fiscal year of 2007, distribute new Interest on Own Capital and/or Dividends to the stockholders.

Cidade de Deus, Osasco, SP, December 17th, 2007

Banco Bradesco S.A.
Norberto Pinto Barbedo
Executive Vice President

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.